EXHIBIT 99.77

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Thursday, February 3, 2011

Alamos Gold Provides Mulatos Exploration Update

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) provides an exploration update for its Mulatos Project in northwestern Mexico.

Mulatos Exploration Update

In 2010, the Company drilled over 48,000 metres (“m”) in 242 holes at its Mulatos Project in Mexico. The 2010 exploration program focused on in-fill and step-out drilling at San Carlos, step-out drilling at the Puerto del Aire (“PdA”) Extension, and the initiation of a drilling program at El Carricito. Exploration target areas are presented in figures 1 and 2 at the end of this press release.

In March 2011, the Company plans to provide an updated global mineral reserve and resource statement.

San Carlos

In 2010, the Company drilled 14,000 m in 65 holes at San Carlos with the objective of upgrading the existing inferred mineral resources to the measured and indicated categories, as well as further delineating zones of high-grade gold mineralization. The results from the 2010 drill program at San Carlos are being incorporated into the 2010 global mineral reserve and resource statement. As part of the 2010 global mineral reserve and resource statement, the Company anticipates reporting heap-leachable mineral reserves at San Carlos for the first time.

Initial observations indicate that the gold mineralization is associated with high-specific gravity minerals, suggesting that the ore may be amenable to gravity separation and has the potential to be a future source of mill feed for the Mulatos High-Grade Mill. Metallurgical testing to determine this is expected to be completed during the second quarter of 2011.

Drilling has resumed at San Carlos and the Company plans to complete at least 5,000 m of drilling in the first half of 2011 and will focus on drill-testing for extensions of the mineralized zones. Detailed modelling of the deposit indicates that the high-grade gold mineralization is controlled by several en echelon structural zones that are open towards the northeast, suggesting significant potential for discovering additional high-grade zones.

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PdA Extension

In 2010, more than 22,100 m in 89 holes were drilled as part of the PdA Extension exploration program, including 3,000 m drilled on the eastern side of the Mulatos River during the fourth quarter.

Drilling activities have extended the shallower part of mineralization to the northeast on both the western and eastern sides of the Mulatos River. A recent geochemical survey suggests that this trend may continue for at least another 400 m on the eastern side of the Mulatos River. The Company is currently drill-testing for mineralized extensions to the PdA Extension in this area.

The Company also continues to identify mafic dykes along the PdA Trend in the banks of the Mulatos River and in road cuts. Mafic dykes at San Carlos are interpreted to be spatially related to high-grade gold mineralization. The abundance of mafic dykes along the PdA Extension on the western and eastern sides of the Mulatos River is encouraging. The Company considers these areas to be very prospective high-priority exploration targets.

The Company has also identified an abundance of mafic dykes one kilometre (“km”) south of the PdA Extension along the Mulatos River at the Naranjo target area. The Naranjo mafic dyke swarms are coincident with silicic alteration, a favourable type of alteration for gold mineralization, and have never been drill-tested. Drilling at Naranjo is planned to commence by the end of the second quarter of 2011.

Recent assay results and drill hole information are presented in tables 1 and 2, respectively, at the end of this press release. Drill hole locations at the PdA Extension and near-mine dyke swarms are presented in figure 2 and 3, respectively, at the end of this press release.

El Carricito

El Carricito, which is located 20 km southwest of the Mulatos Mine and is identified in Figure 1, is a grassroots exploration target that is host to a very large and prospective area of favourable silicic and advanced argillic alteration. The zone of alteration, which has never been drill-tested until recently, is approximately 5.5 km long, up to 2.7 km wide, and is up to 300 m thick in outcrop.

Due to difficult terrain for road and drill pad construction, the Company completed less than 5,000 m of reverse-circulation (“RC”) drilling in the fourth quarter of 2010 of a planned 10,000-m RC drill program. With access to the silica massif established, the Company has added a second RC rig to the project with plans to add additional rigs as access to other target areas is established.

The total number of broad target areas with strong multi-element geochemical responses has increased to 15 at El Carricito. The target areas are typically associated with favourable characteristics for gold mineralization similar to those identified at other mineral resource areas throughout the Mulatos District. The Company has drill-tested four of these target areas. Geological mapping and soil geochemistry is ongoing to further identify prospective drill targets and to locate the sources of the gold-in-soil anomalies. All holes drilled at El Carricito have intersected wide zones of favourable alteration that is silicified, often vuggy, and extensively oxidized in hydrothermal breccia and porphyritic dacite.

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To date, the Company has drilled over 8,000 m in 34 widely-spaced holes at El Carricito out of a 21,000-m reconnaissance-level drill program that is planned to be completed by the end of the first half of 2011. Initial drill results and drill-hole collar data are presented in tables 4 and 5 at the end of this press release, respectively. Drill result intervals in Table 4 are reported at a minimum cut-off of 0.1 grams of gold per tonne (“g/t Au”) over 3-m intervals due to the early stage of the El Carricito exploration program. The Company believes that this cut-off grade is suitable for reporting El Carricito drill results due to the early stage of the project. Drill hole locations are presented in Figure 4 at the end of this press release.

Considering the size of the El Carricito target and the relatively small area that has been drill-tested to date, the Company is encouraged by the initial drill results that have demonstrated the presence of broad zones of favourable alteration coincident with gold mineralization, often in economic concentrations. The Company is also encouraged by the presence of widespread geological features that are typically favourable for gold mineralization in the Mulatos District. The Company continues to consider El Carricito Project to be very prospective for significant gold discoveries.

QA/QC Programs

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au. Composites presented in the assay results tables include intervals at >0.5 g/t over a 3-m minimum width, no assays are cut unless indicated, with the exception of El Carricito composites. El Carricito composites presented in the assay results tables include intervals at >0.1 g/t over a 3-m minimum width, no assays are cut unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $185 million cash on hand, is debt-free, and unhedged to the price of gold. As of January 31, 2011, Alamos’ has 116,440,006 common shares outstanding (123,304,706 fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 X 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Figure 1: Mulatos District Exploration Targets

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Figure 2: Project Location - Mulatos Pit Area

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Figure 3: Puerto del Aire Extension Project Area - Drill Hole Locations

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Figure 4: Near-Mine Mafic Dyke Swarm Locations

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3165000
3164000
3163000
3162000
705000
706000
707000
11CR030
11CR026
11CR028
3163000
11CR034
11CR032
11CR029
11CR033
11CR031
10CR002
10CR001
10CR019
10CR018
11CR027
11CR025
10CR011
3162000
10CR016
10CR015
10CR014
10CR004
10CR003
10CR024
10CR022
10CR008
10CR007
10CR006
10CR005
10CR010
10CR009
704000
705000
500 m
LEGEND
Drill Hole Number
Outline of Silicic Alteration
Gold in Soil Anomalies (ppm)
High: 1.11311
Low: < 0.005
Value
Scale
1 km

Figure 5: El Carricito - Drill Hole Locations with Limit of Silica & Advanced Argillic Alteration

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Table 1: Puerto del Aire Extension - Select Composite Intervals1

Include intervals at >0.5 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From[3] (m)	To3 (m)	Interval[3] (m)	Assay[3] (g/t Au)
10PA237	RC/Core	476.75	No Significant Intervals
10PA238	RC/Core	492.30	460.43	465.90	5.47	1.06
			473.50	478.37	4.87	0.76
10PA239	RC/Core	425.70	No Significant Intervals
10PA243	RC	285.06	182.93	199.70	16.77	1.97
10PA245	RC	275.91	143.29	152.44	9.15	1.82
			179.88	182.93	3.05	1.83
			257.62	263.72	6.10	0.85
			266.77	271.94	4.57	1.25
10PA246	RC	300.3	286.59	289.63	3.04	0.67
10PA248	RC	217.99	103.66	114.33	10.67	0.81
			123.48	131.10	7.62	1.12
10PE001	RC	224.09	No Significant Intervals
10PE002	RC	312.50	272.87	278.96	6.09	0.92
			286.59	291.16	4.57	0.72
10PE003	RC	224.09	150.91	163.11	12.20	0.64
10PE004	RC	318.60	271.34	275.91	4.57	0.65
			295.73	300.30	4.57	0.78
			304.88	309.45	4.57	2.13
10PE005	RC	126.52	No Significant Intervals
10PE006	RC	315.55	253.05	259.15	6.10	0.52
10PE007	RC	245.43	208.84	211.89	3.05	1.21
10PE008	RC	324.70	274.39	278.96	4.57	0.66
			292.68	297.26	4.58	1.50
10PE009	RC	306.40	160.06	163.11	3.05	1.01
10PE010	RC	309.45	65.55	70.12	4.57	0.61
10PE011	RC	260.67	217.99	221.04	3.05	0.62

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 50 metres*grams/tonne (50gmt)

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Table 2 : Puerto del Aire Extension - Drill Hole Data

Drill Hole	Total Depth (m)	Azimuth (degree)	Dip (degree)
10PA237	476.75	0°	-90°
10PA238	492.30	330°	-80°
10PA239	425.70	0°	-80°
10PA243	285.06	0°	-70°
10PA245	275.91	150°	-85°
10PA246	300.3	0°	-50°
10PA248	217.99	330°	-70°
10PE001	224.09	150°	-50°
10PE002	312.50	0°	-90°
10PE003	224.09	150°	-70°
10PE004	318.60	150°	-60°
10PE005	126.52	0°	-90°
10PE006	315.55	0°	-90°
10PE007	245.43	0°	-90°
10PE008	324.70	150°	-60°
10PE009	306.40	0°	-60°
10PE010	309.45	0°	-60°
10PE011	260.67	0°	-90°

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Table 3: Carricito - Select Composite Intervals1

Include intervals at >0.5 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From[3] (m)	To3 (m)	Interval[3] (m)	Assay[3] (g/t Au)
10CR001	RC	178.35	No Significant Intervals
10CR002	RC	236.72	48.78	51.83	3.05	2.21
10CR003	RC	138.72	19.82	25.91	6.09	1.67
			57.93	60.98	3.05	0.72
10CR004	RC	169.21	18.29	22.87	4.58	1.17
			42.68	57.93	15.25	1.24
			Inc. 42.68	45.73	3.05	1.35
			Inc. 48.78	57.93	9.15	1.11
10CR005	RC	224.09	No Significant Intervals
10CR006	RC	190.55	No Significant Intervals
10CR007	RC	196.65	No Significant Intervals
10CR008	RC	182.93	No Significant Intervals
10CR009	RC	182.93	No Significant Intervals
10CR010	RC	184.45	No Significant Intervals
10CR011	RC	152.44	No Significant Intervals
10CR012	RC	182.93	No Significant Intervals
10CR013	RC	190.55	146.34	150.91	4.57	1.18
10CR014	RC	132.62	No Significant Intervals
10CR015	RC	274.39	208.84	211.89	3.05	0.92
10CR016	RC	213.41	150.91	158.54	7.63	0.51
			169.21	182.93	13.72	0.95
			Inc.169.21	173.78	4.57	1.16
			Inc.178.35	182.93	4.58	1.53
10CR017	RC	274.39	No Significant Intervals
10CR018	RC	230.18	No Significant Intervals
10CR019	RC	285.06	199.70	207.32	7.62	2.29
			225.61	231.61	6.10	1.01
10CR020	RC	213.41	No Significant Intervals
10CR021	RC	280.49	No Significant Intervals
10CR022	RC	291.16	No Significant Intervals
10CR023	RC	182.93	No Significant Intervals
10CR024	RC	243.90	118.90	123.48	4.58	1.67

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 50 metres*grams/tonne (50gmt)

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Table 4: Carricito - Select Composite Intervals1

Includes intervals at >0.1 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From[3] (m)	To3 (m)	Interval[3] (m)	Assay[3] (g/t Au)
10CR001	RC	178.35	65.55	83.84	18.29	0.26
			109.76	125.00	15.24	0.32
10CR002	RC	236.72	48.78	56.40	7.62	0.98
			62.50	108.33	45.75	0.32
			185.98	201.22	15.24	0.18
			210.37	227.13	16.76	0.17
10CR003	RC	138.72	13.72	30.49	16.72	0.79
			56.40	64.02	7.62	0.39
10CR004	RC	169.21	4.57	25.91	21.34	0.41
			38.11	62.50	24.39	0.77
10CR005	RC	224.09	No Significant Intervals
10CR006	RC	190.55	No Significant Intervals
10CR007	RC	196.65	No Significant Intervals
10CR008	RC	182.93	No Significant Intervals
10CR009	RC	182.93	No Significant Intervals
10CR010	RC	184.45	No Significant Intervals
10CR011	RC	152.44	0.00	16.77	16.77	0.25
10CR012	RC	182.93
10CR013	RC	190.55	134.15	164.83	30.48	0.39
10CR014	RC	132.62	No Significant Intervals
10CR015	RC	274.39	207.32	239.33	32.01	0.22
10CR016	RC	213.41	67.07	76.22	9.15	0.21
			96.04	100.61	4.57	0.33
			132.62	184.45	51.83	0.41
10CR017	RC	274.39	92.99	114.33	21.34	0.14
			123.48	140.24	16.76	0.19
			150.91	163.11	12.20	0.20
10CR018	RC	230.18	117.38	146.34	28.96	0.11
			152.44	163.11	10.67	0.16
			179.80	195.12	15.32	0.16
10CR019	RC	285.06	77.74	85.37	7.63	0.17
			172.26	217.99	45.73	0.62
			224.09	237.80	13.71	0.56
			245.43	254.57	9.14	0.17
10CR020	RC	213.41	143.29	153.96	10.67	0.29
			196.65	199.70	3.05	0.27
10CR021	RC	280.49	No Significant Intervals
10CR022	RC	291.16	77.74	83.34	6.1	0.14
			129.57	150.91	21.34	0.21
10CR023	RC	182.93	No Significant Intervals
10CR024	RC	243.90	65.55	70.12	4.57	0.21
			88.41	97.56	9.15	0.10
			118.9	149.39	30.49	0.40

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 50 metres*grams/tonne (50gmt)

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Table 5: Carricito - Drill Hole Data

Drill Hole	Total Depth (m)	Azimuth (degree)	Dip (degree)
10CR001	178.35	0°	-90°
10CR002	236.72	90°	-50°
10CR003	138.72	0°	-90°
10CR004	169.21	90°	-50°
10CR005	224.09	0°	-90°
10CR006	190.55	90°	-50°
10CR007	196.65	45°	-50°
10CR008	182.93	0°	-90°
10CR009	182.93	0°	-90°
10CR010	184.45	90°	-50°
10CR011	152.44	0°	-90°
10CR012	182.93	0°	-90°
10CR013	190.55	0°	-90°
10CR014	132.62	150°	-60°
10CR015	274.39	90°	-60°
10CR016	213.41	270°	-60°
10CR017	274.39	270°	-60°
10CR018	230.18	270°	-70°
10CR019	285.06	270°	-70°
10CR020	213.41	0°	-90°
10CR021	280.49	270°	-60°
10CR022	291.16	270°	-60°
10CR023	182.93	200°	-60°
10CR024	243.90	230°	-60°

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